October 29, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington D.C. 20549-7010

Attention: Leland Benton and Jay Ingram

Re:	Standard Pacific Corp.

Post-Effective Amendment Nos. 2, 3 and 4 on Form S-3 to Registration Statement on Form S-4

File No. 333-205452

Ladies and Gentlemen:

The undersigned hereby requests that the above referenced post-effective amendments and Registration Statement become effective. By making this request, the undersigned hereby acknowledges and accepts its responsibilities under the Securities Act of 1933, as amended. In this regard, the undersigned acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CALATLANTIC GROUP, INC.

/s/ John P. Babel
John P. Babel Senior Vice President, General Counsel & Secretary